Exhibit 99.22
     ASSIGNMENT AND ASSUMPTION AGREEMENT dated as of November 15, 2006 (this “Agreement”), between ML Global Private Equity Fund, L.P. (“MLGPEF”) and Merrill Lynch Ventures L.P. 2001 (“MLV”).
     WHEREAS, Hercules Holding II, LLC (“Parent”) is party to an Agreement and Plan of Merger dated as of July 24, 2006 (the “Merger Agreement”), by and among HCA Inc., Parent and Hercules Acquisition Corporation pursuant to which, at the Effective Time (as defined in the Merger Agreement) Hercules Acquisition Corporation will be merged with and into HCA, Inc. , with HCA, Inc. surviving the merger as a wholly owned subsidiary of Parent;
     WHEREAS, MLGPEF is party to an equity commitment letter (the “Equity Commitment Letter”), dated as of July 24, 2006, between MLGPEF and Parent pursuant to which MLGPEF has agreed, subject to the terms and conditions set forth therein, to purchase a portion of the equity of Parent;
     WHEREAS, MLGPEF is party to an Interim Investors Agreement, dated as of July 24, 2006 (the “Interim Investors Agreement”), by and among MLGPEF, Parent and the other investors party thereto;
     WHEREAS, the Interim Investors Agreement and the Equity Commitment Letters each provide that MLGPEF may assign all or a portion of its obligations to purchase equity of Parent at the Effective Time (and the corresponding rights and obligations under the Interim Investors Agreement) to affiliated entities or affiliated funds; and
     WHEREAS, MLV is an affiliated fund or an affiliated entity of MLGPEF and MLGPEF desires to assign, and MLV desires to assume, a portion of its obligations to fund its equity commitment under the Equity Commitment Letter and the corresponding rights and obligations under the Equity Commitment Letter and the Interim Investors Agreement.
     NOW, THEREFORE, in consideration of the mutual promises and agreements herein made and intending to be legally bound, the parties hereto agree as follows:
     SECTION 1. Assignment and Assumption. MLGPEF hereby assigns to MLV, and MLV hereby accepts such assignment and assumes (i) that portion of the rights and obligations of MLGPEF under the Equity Commitment Letter relating to MLGPEF’s commitment, subject to the conditions set forth in the Equity Commitment Letter to purchase a portion of the equity of Parent as of the Effective Time for $50,000,000 (the “Assigned Commitment”), and (ii) the corresponding rights and obligations under the Interim Investors Agreement in respect of the Assigned Commitment as a result of the assignment and assumption pursuant to clause (i) above (including, without limitation, under Sections 2.8 and 2.13 thereof).
     SECTION 2. Governing Law. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York.
     SECTION 3. Counterparts. This Agreement may be executed by facsimile and in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.
[Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

ML GLOBAL PRIVATE EQUITY FUND, L.P.
By: MLGPE LTD, its General Partner

By:	/s/ Nathan C. Thorne
	Name:	Nathan C. Thorne
	Title:	President

MERILL LYNCH VENTURES L.P. 2001
By: Merrill Lynch Ventures, LLC, its General Partner

By:	/s/ Mandakini Puri
	Name:	Mandakini Puri
	Title:	Executive Vice President

MVL Assignment and Assumption Agreement

Acknowledged and Agreed: HERCULES HOLDING II, LLC
By:	/s/ Chris Gordon

Name: Chris Gordon
Title: President

MVL Assignment and Assumption Agreement